January 17, 2024

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Disclosure Review Program

Attn: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re: Myers Industries, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 21, 2023

File No. 001-08524

Dear Ms. Ravitz,

This letter responds to the comment letter from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated January 12, 2024 (the “Comment Letter”), in connection with the Commission’s Disclosure Review Program concerning the Definitive Proxy Statement on Schedule 14A filed on March 21, 2023 by Myers Industries, Inc. (the “Company”) and in particular the Company’s Pay versus Performance disclosures (“PvP”) provided pursuant to Item 402(v) of Regulation S-K.

The Company hereby confirms that its PvP disclosures in future proxy statements will be revised to be consistent with the comments set forth in the Comment Letter.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (330) 761-6130.

Sincerely,

/s/ Grant E. Fitz
Grant E. Fitz
Executive Vice President and Chief Financial Officer